SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ______

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ______

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated October 3, 2005
2.	Press release dated October 3, 2005
3.	Press release dated October 10, 2005
4.	Press release dated October 18, 2005
5.	Press release dated October 21, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: January 26th, 2006	By:	/s/ Anne C. Siddell

	Name:	Anne C. Siddell
	Title:	Group Company Secretary

Appendix 1.

3 October 2005

Bernard Gray steps down as CEO of CMPi

United Business Media announces that Bernard Gray, Chief Executive of CMPi is to leave the company to take up a new role as Chief Executive of TSL Education.

David Levin, Chief Executive of United Business Media, said:

“Bernard has done a great job in his role as CEO of CMPi and we wish him well in his new role.”

Egon Zehnder have been retained to conduct a search for a new CEO. Both internal and external candidates will be considered. In the interim, CMPi will report to David Levin.

END

Enquiries
Press

Susan Donovan Director of Communications
E-mail donovans@unitedbusinessmedia.com
Direct telephone 0207 921 5961
Mobile 0777 580 8185
Chris Barrie Citigate Dewe Rogerson
E-mail chris.barrie@citigatedr.co.uk
Direct telephone 0207 282 2943
Mobile 0796 872 72 89
Simon Rigby Citigate Dewe Rogerson
E-mail siomn.rigby@citigatedr.co.uk
Direct telephone 0207 282 2847
Mobile 0777 178 4446

Analysts

Andy Crow Deputy Chief Financial Officer
Email crowa@unitedbusinessmedia.com
Direct telephone 0207 921 5040
Mobile 0772 007 2288
Brett Jacobs Citigate Dewe Rogerson
Email brett.jacobs@citigatedr.co.uk
Direct telephone 0207 282 2971
Mobile 0776 465 5423

Background
United Business Media plc (http://www.unitedbusinessmedia.com)

United Business Media plc offers information services in news distribution, publishing and events to customers around the globe. Its brands include PR Newswire, the world’s leading corporate news distribution service; and CMP, the magazines, exhibitions and online group for professionals and enthusiasts operating in a wide range of trading markets in the US, UK, Asia and Europe including the high tech, healthcare, property, entertainment, jewellery and fashion industries.

Operating Companies:

UBM’s publishing and events companies operate under the CMP name: CMP Media based in the US, CMP Asia based in Asia, CMPMedica in Healthcare markets in Europe and Asia and CMP Information based in the UK. UBM’s news distribution business PR Newswire operates globally, from a US base.

Customers

UBM’s market leading – typically ranked number one or two – products serve top blue chip clients in all their end markets including:-

Microsoft, Hewlett Packard, IBM, Astra Zeneca, Forest Laboratories, Pfizer/Pharmacia, Merck & Co, GlaxoSmithKline, Novartis, Cisco, Toyo Shinaku, India Trade Promotions Organisation, China Chamber of Commerce, Sinopharm, Incase, Edelman Worldwide, Porter Novelli, Fleishman Hillard, NASA.

Product Categories
Publications

- Over 160 magazines, 110 countries, 4m readers, 4,500 advertisers
Events
- Over 300 events, 1.3m visitors, 20,000 exhibitors, from 120 countries

Directories

- Over 50 directories, over 750 thousand recipients, in over 40 countries

Online

- Over 200 websites, 22 million page impressions

News Distribution

- Over 180,000 messages distributed to tens of thousands of media points in 135 countries and in more than 150 languages
- Over 80,000 journalists registered on media-only Web site with 1million releases viewed monthly
- Over 460,000 journalists profiled in media targeting database
- Over 10,000 print and more than 12,000 online sources, including websites, blogs and databases monitored
- Over 150 queries distributed to more than 12,000 public relations and information officers from reporters researching stories
- Leading broadcast public relations and multimedia company

Product Brands
CMP Media
www.cmpmedia.com

Information Week, CRN, EE Times, Network Computing, VARBusiness, TechWeb, Consultant Magazine, Game Developer Conference, Embedded Systems Conference, Xchange Conferences, Guitar Player, Health & Beauty America, Seatrade Cruise Shipping Convention

CMP Information
www.cmpinformation.com

CPHI, Building, Furniture Show, Property Week, Farmer’s Guardian, FIE, Ifsec, Health & Safety, Pulse, Daltons Weekly, Trade It, Trader, Opportunities, Private Villas, This Caring Business, ECM

CMPMedica
www.cmpmedica.com

Vidal, Journal du Medicin, Gelbeliste, Vademecum, Medical Observer, Carnets de Sante, MIMS, Kassenarzt, Medex, MedServe /

CMP Asia
www.cmpasia.com

Asia Pacific Leather Fair, Cosmoprof Asia, China Furniture Fair, Hong Kong Jewellery and Watch Fair, Health Industry News, Jewellery News Asia, Tokyo Intnl Health Industry Show.

PR Newswire
www.prnewswire.com

MultiVu, MediaAtlas, eWatch, Profnet, US1

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.

These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 2.

DIRECTORS’ INTERESTS IN SHARES

The following provisional allocations of ordinary shares were made to the undermentioned  non-executive directors today, 3 October 2005, under the share allocation arrangements  for non-executive directors for the six months ended 30 September 2005.

Director	No. of shares provisionally allocated	Interest in ordinary shares following this award

Geoff Unwin	10,514	80,364
John Botts	1,577	15,466
Christopher Hyman	1,577	3,969
Sandy Leitch	1,577	2,270
Jonathan Newcomb	1,577	11,710
Chris Powell	1,577	16,026
Adair Turner	1,577	13,838

The directors were informed of these allocations on 3 October.

Anne Siddell
Group Company Secretary

Appendix 3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Deutsche Bank AG and subsidiary companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14P

10.	Date of transaction

UNKNOWN

11.	Date company informed

10 OCTOBER 2005

12.	Total holding following this notification

10,144,572 ORDINARY SHARES OF 30 5/14P

13.	Total percentage holding of issued class following this notification

3.66%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
GROUP COMPANY SECRETARY

Date of notification: 10 October 2005

Registered Holder	No. of Shares

Deutsche Bank AG London – Proprietary Holding	10,144,572
Total	10,144,572

Appendix 4.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Lloyds TSB Group plc

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 PENCE

10.	Date of transaction

NOT KNOWN

11.	Date company informed

18 OCTOBER 2005

12.	Total holding following this notification

17,800,910 ORDINARY SHARES OF 30 5/14PENCE

13.	Total percentage holding of issued class following this notification

6.43%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 18 OCTOBER 2005

Registered Holder		No. of Shares

Lloyds TSB Jersey offshore	Material Holding	434
Lloyds TSB Registrars	Material Holding	743
Lloyds TSB Private Banking	Material Holding	117,819
Scottish Widows Investment Partnership	Material Holding	17,681,914

TOTAL		17,800,910

Appendix 5.

United Business Media plc

Interests in Ordinary Shares

United Business Media plc was notified on 20 October 2005 that subsidiary companies of and companies affiliated to Schroders plc, no longer hold a notifiable interest in United Business Media plc Ordinary 30 5/14 pence shares.

Anne Siddell
Company Secretary